Exhibit (i)

CALCULATION OF FILING FEE TABLES

Schedule TO

(Form Type)

CONX Corp.

(Exact name of Registrant as Specified in its Charter)

Table 1 — Transaction Valuation

	Transaction Valuation		Fee rate	Amount of filing fee(2)
Fees to Be Paid	$22,470,865	(1)	0.0001476	$3,316.70
Fees Previously Paid	—			—
Total Transaction Valuation	$22,470,865	(1)
Total Fees due for Filing				$3,316.70
Total Fees Previously Paid				3,312.90
Total Fee Offsets				—
Net Fee Due				$3.80

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction value assumes the purchase of a total of 2,120,269 outstanding shares of Class A common stock of CONX Corp., par value $0.0001 per share, at the tender offer price of $10.598120 per share.

(2)	The amount of the filing fee is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $147.60 for each $1,000,000 of the value of the transaction.